April 10, 2009

Kevin Brogan, President
InnerLight Holdings, Inc.
867 East 2260 South
Provo, Utah 84606

   RE: **InnerLight Holdings, Inc. ("the company")**
        Amendment No. 4 to Registration Statement on
        Form S-1
        Filed March 23, 2009
        File No. 333-152430

Dear Mr. Brogan:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Products, page 16

1. We reissue comment four from our letter dated March 2, 2009. Please disclose the material terms of the consulting agreement with Mr. Young. In addition, we note the disclosure that "we entered into a new consulting agreement with Dr. Young in November, 2008." Please file the new consulting agreement as well as the Non-Competition Agreement referred to on page 21, as exhibits to the registration statement. See Item 601(b) of Regulation S-K. Lastly, file a validly executed exhibit 10.11.

Marketing Plan, page 19

2. Please add headings to the table on pages 18-19 and also define the terms used in the right-hand column. For example, explain what "2 IBCs, 1BB, 1SBB legs" means.

Government Regulation, page 20

3. We note your response to comment 10 from our letter dated March 2, 2009. Please add your response to the prospectus.

Legal Proceedings, page 21

4. With respect to comment 12 from our March 2, 2009 letter, we reissue part of that comment. It appears there is another lawsuit, separate from the one involving Dr. Young. We again note that the purchase agreement refers to litigation regarding Darius that could cause it to become insolvent. As previously requested, please explain whether the claims are continuing or whether they have been settled.

Certain Relationships and Related Transactions, page 27

5. We reissue comment 13 from our letter dated March 2, 2009. Please state the nature of Mr. Brogan's financial interest in the two entities. State the approximate dollar value of the amount involved in the transaction, prior to the termination of the DSAs and state the dollar value of Mr. Brogan's interest in the transaction. See Item 404(a) of Regulation S-K.

Consolidated Statement of Cash Flows, F-5

6. We have reviewed your response to our prior comment 22 and noted that you have not addressed our comment. It appears from disclosure on F-8 that you purchased Innerlight, Inc. for $1,000,000 in cash and the net assets purchased includes $1,244,000 in cash. Based on this, it would appear that the investing activity section of the statement of cash flows should result in a cash inflow of $244,000 which represents the $1,000,000 cash purchase less the cash acquired of $1,244,000. The value of the net assets acquired (assets and liabilities) should be removed from the applicable balances in the statement of cash flows and shown

as supplemental information. Please refer to the guidance in Example 1 in Appendix C of SFAS No. 95. Please clarify or advise.

7. It appears from your disclosure on F-10 that you received proceeds of $1,000,000 in a loan from a shareholder and repaid $500,000 of that loan during the 2008 fiscal year. Please note that because the original maturity date of the debt is two years (greater than three months) the cash inflows and outflows from this transaction should be presented on a gross basis in the financing activity section of the statement of cash flows. Please refer to the guidance in paragraph (13) of SFAS No. 95. Please clarify or advise.

Consolidated Notes to Financial Statements

3. Business Combinations, Innerlight Holdings, Inc., F-8

8. It appears that you have adjusted the values assigned to the net assets acquired from the disclosure provided on F-8 of amendment three of the S-1 filed on February 11, 2009. Please note that if the purchase price allocation has not been finalized you must disclose this fact and the applicable reasons. The nature and amount of any material adjustments made to the initial allocation of the purchase price should be disclosed. Please refer to the guidance of paragraph (51)(h) of SFAS No. 141. In addition, please provide a detailed discussion of how the values were assigned to the net assets acquired. Please refer to the guidance in paragraphs (35-37) of SFAS No. 141.

Segment Information - Innerlight Holdings, Inc. and InnerLight, Inc., F-10

9. We have reviewed your response to our prior comment 27. Your response does not appear to address our comment; therefore the comment is being reissued in its entirety. It appears your international revenues result in approximately 73% of your total revenues. Please revise to disclose the revenue from each of these countries. Please refer to the guidance of paragraph (38)(a) of SFAS No.131.

10. It appears that the balance of $7,192,000 presented for total assets of Innerlight Holdings, Inc., as of December 31, 2008 is inconsistent with the total asset balance presented in the consolidated balance sheets on F-2 for the corresponding period. Please clarify or advise.

Item 15. Recent Sales of Unregistered Shares, page 37

11. Your disclosure here which states that 10,600,000 shares of common stock were issued to seventeen shareholders for total aggregate cash consideration of $1,000,000 appears to be inconsistent with the recording of the issuance of the common stock presented in the consolidated statement of stockholders' equity on F-4 and from your response to our prior comment 24 in which you state the company was formed with no cash contribution. Please clarify or advise.

Exhibit 23.1

12. Please advise your independent accountant to revise the audit opinion date referenced here to be consistent with the audit opinion date presented within the financial statements. In addition, please note the consent should detail the financial statements being opined upon.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Blaise Rhodes at (202) 551- 3774 or Brian Bhandari, accounting reviewer, at (202) 551-3390 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 551-3395 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Via fax to Heber Maughan
        (801) 655-0621